SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of September, 2022

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

TABLE OF CONTENTS

EXHIBIT
99.1	Nu Holdings Ltd. Announces Results of Annual General Meeting Held on September 21, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Guilherme Lago
Guilherme Lago Chief Financial Officer

Date:  September 21, 2022

Exhibit 99.1

Nu Holdings Ltd. Announces Results of Annual General Meeting Held on September 21, 2022

São Paulo, Brazil, September 21, 2022 – Nu Holdings Ltd. (NYSE: NU | B3: NUBR33), (“Nu” or the“Company”), announced today that the following matters set out in its Notice of Annual General Meeting dated August 26, 2022 were approved at its annual general meeting held on September 21, 2022:

1.	"To resolve, as an ordinary resolution, that the Company’s audited financial statements and the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 be approved and ratified."
2.	“To resolve, as an ordinary resolution, that the reelection of the individuals listed from “a” to “h” below and the election of the individual listed at “i” below, as directors of the Company (the “Nominees”), each to serve for a term ending on the date of the next annual general meeting of the Members, or until such person resigns or is removed in accordance with the terms of the Memorandum and Articles of Association of the Company, be approved:
a.	David Velez Osorno;
b.	Douglas Mauro Leone;
c.	Anita Mary Sands;
d.	Daniel Krepel Goldberg;
e.	Luis Alberto Moreno Mejia;
f.	Jacqueline Dawn Reses;
g.	Rogerio Paulo Calderon Peres;
h.	Muhtar Ahmet Kent; and
i.	Thuan Quang Pham.”

About Nu

Nu is one of the world’s largest digital banking platforms, serving nearly 65 million customers across Brazil, Mexico and Colombia. As one of the leading technology companies in the world, Nu leverages proprietary technologies and innovative business practices to create new financial solutions and experiences for individuals and SMEs that are simple, intuitive, convenient, low-cost, empowering and human. Guided by a mission to fight complexity and empower people, Nu is fostering the access to financial services across Latin America, connecting profit and purpose to create value for its stakeholders and have a positive impact on the communities it serves. For more information, please visit www.nubank.com.br.

Contacts

Investors Relations

Guilherme Lago

investors@nubank.com.br

Media Relations

Leila Suwwan

press@nubank.com.br